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                                           FILING PURSUANT TO RULE 425 OF THE
                                           SECURITIES ACT OF 1933, AS AMENDED

                                           FILER: NORTHROP GRUMMAN CORPORATION

                                           SUBJECT COMPANY: TRW INC. NO. 1-2384
                                           FILING: REGISTRATION STATEMENT ON
                                                   FORM S-4 (REGISTRATION NO.
                                                   333-83672

NORTHROP GRUMMAN WEBCAST
DR. RONALD SUGAR
Webcast on ConnectLive.com Networks
Wednesday, March 6, 2002

ROSEANNE: Thank you all for joining us today. As you probably are already aware, this meeting is being Webcast live and the slides, audio, and transcript will be available on our Internet site. For your convenience, hard copies will be available at the end of this meeting as well of Ron's presentation.

As most of you are aware Northrop Grumman has been generating quite a bit of news in the past few weeks, and as most of you know also, we had planned this reception to introduce you to Ron several months ago, actually, and we finally were able to get it on the calendar a few weeks ago.

We're not here today to talk specifically about the recent events, specifically our offer for TRW. Our meeting today, however, is quite timely since the currency we are offering in the TRW transaction is shares of Northrop Grumman. Therefore, it is essential to understand the Northrop Grumman story; who we are, our track record, our strengths, and where we are headed in the future. All of this Ron will cover today.

We will have some comments towards the end of his talk about TRW, but as I'm sure you can understand, our remarks will be limited to our previous public comments and information that is in our filings.

Let me now just say a few words about Ron's background. He joined Northrop Grumman following our acquisition of Litton last year where he was President and COO, and quickly rose through the ranks of president and COO of Northrop Grumman. He shares the office of the chairman with Kent Kresa. As most of you know, he spent 20 years at TRW in several executive positions including President of TRW's Aerospace and Information Systems Group and Corporate CFO.

Ron received his Ph.D. in electrical engineering from UCLA after he had just reached the tender age of 23, when the rest of us were still trying to figure out where we were headed in life, and it should be obvious Ron had a pretty good idea of where he was headed.

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We're all very delighted that he's part of the Northrop Grumman team. Thank you so much for joining us today, we're delighted that you're all here and let me now introduce Ron Sugar.

[Applause]

DR. SUGAR: Let me take a minute to get organized here. Good afternoon everybody and thank you for coming.

As Roseanne said, we didn't plan this thing to be right in the middle of our tender offer, but we felt that we had planned it and there's an awful lot of story to talk about with this company with or without a tender offer, we thought it would be a good idea to do this anyway.

It was interesting to see the Journal article this morning, I felt like I should probably cancel this thing and quit while I was ahead. At any rate, welcome everybody.

What I'd like to do is first admonish everyone that, as you know, we're at a critical time as a result of the tender offer that is pending. I won't read the statement to you, but we do have to comply with federal law in terms of full disclosure and that's the reason we have the Webcast that's going on as well and the people on the Web will hear the questions and answers that come from the floor.

What I'd like to do this afternoon is to tell you a little bit about the Northrop Grumman story, and while you may think you've heard the Northrop Grumman story, it's been evolving and evolving quickly, and it's getting to be more and more exciting.

I'd like to talk to you a little bit about the strategy that we've been following as we've been building the company. The business portfolio we have, priorities we're putting on the operations so that we're running our business correctly.

Tell you a little bit about the quality of the management team that's in the company that's really making things happen on a day-to-day basis. And finally, discuss a few minutes about the offer we have to the TRW shareholders and following that, I'll be happy to answer questions you may have.

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First of all, let me talk about persistent strategy, and it's important that there has been a persistent strategy, perhaps not well understood by those who have not followed us closely, but it's been to build and shape a strategically focused right position portfolio that puts us squarely in the sweet spot of the most important areas of the 21st century security. Now, that's a mouthful, but what it really means is that about eight to ten years ago Kent Kresa and the senior leadership team of the company tried to figure out what was going to happen next.

In those days the cold war had come to an end, the defense industry was in free-fall, Northrop Grumman was a company that was largely dependent upon the B-2 bomber and some fighter plane work, and it wasn't clear at all that the company had a long-term future, and what was decided was that the future world was going to require improvement in sensing, intelligence, surveillance, reconnaissance, the ability to project power at great distances and precision strike, and an increasing dependence on fiber warfare and the whole cyber sphere as an environment of warfare, and this vision was developed. And that investments in the company were made, both internal investments and acquisitions were made which followed this strategy, and as a result of that, the company was able to really move so that now we're seeing the fruits of all this hard work.

We also have had a developed strategy of rapidly integrating the acquisitions we've made, and I'll show you in a few minutes more about that. And leveraging the capabilities across the company so one plus one can equal three wherever possible.

Focus hard on program performance because if you don't perform on the programs the financials will not follow, you'll get in trouble, you'll get to big too fast and then you'll be out of control.

And for 2002 our strategy is very clear. It's to execute on what we have and to integrate what we have, and if you're able to off the acquisition of TRW, I'd point out that we probably wouldn't have that join us until toward the end of this year anyway, so have yet another year under our belts with the portfolio we have.

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Overarching all of this has been our desire to manage for shareholder value growth. This is a chart, and as Roseanne said there will be hard copies available at the end, it's also on the Web, which summarizes the merger and acquisition and the divestiture trail that led to where we are today, and it's been a remarkable story.

Starting with the acquisition of Grumman Corporation which it turns out was something of a hostile activity because there was another bidder as well, bought Westinghouse. And by the way, the scale of these acquisitions in those days were enormous for the scale of this company. Grumman was pretty much the same scale as Northrop, Westinghouse was a very large business as was bought, and through the whole process we were able to then acquire, very quickly integrate and execute.

We learned a lot as we did this over time. We learned what to do when we acquired and integrated, and we learned what not to do, and I'm pretty proud of the company's record that we've not stumbled yet, you know, knock on wood, and we, you know, it's no guarantee of the future, but we think we know what we're doing here.

Fifteen acquisitions. The company has grown from about a five billion dollar scare to 18 billion. We're especially proud of the fact that we've executed and exceeded all the cost synergy targets we've intended for ourselves as we've done these acquisitions.

We are on schedule to achieve a quarter of a billion dollars in annual cost savings as a result of the Litton acquisition, and we're targeting 200 million dollar-a-year annual cost fund rate reductions from Newport News, this will take several years to get to that level as you can imagine, so that over the long term the United States Navy and our shareholders will have the benefit of the synergy of this acquisition.

Now, speaking of integration, let me just give you a short snapshot of the report card of where we stand today. And our most recent acquisitions, of course, were Litton, Aero Jet and Newport News.

With respect to Litton, the management integration is complete, we basically completed the management

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integration last summer. One of the interesting things here is that as part of the integration process, we were able to stand up a couple of new sectors, ship systems and component technologies which is our commercial electronics business.

We were also able to very effectively integrate the electronics in ITS of Litton into the existing legacy electronics and ITS that's of Northrop Grumman. In all cases, we looked at ways to take best practices from not only the acquiring company, but also the acquired company.

We also tried to find the best talent we could have to put in various jobs.

So as you look through the Northrop Grumman and you see this being recurring going back to 1994, we've not only acquired nameplates, friends, and programs, but we've acquired a human capital as well and we've been able to develop and nurture that capital, and while each of the folks who join us, including myself, come from a company with a tradition, a legacy, some pride in its past, what we ask everybody to do is focus on the new company, Northrop Grumman, going forward and be part of this expanding team.

Aero Jet, a much smaller acquisition in Azusa, this is the electrical system, electronic systems part of Aero Jet that management integration is complete, it's not part of our electronic systems business headquartered in Baltimore.

And Newport News, we have completed the management integration, we will stand up the sector and we have a very precise set of several hundred steps that we must take and review and approve on before we will stand up a sector, probably before the end of this month. That business is going very well. It's a well-run business, great folks. We were able to ask Tom Schievelbein who is the president of that sector now who was previously the Chief Operating Officer to stay with us, join the Northrop Grumman family, and he's been able to bring with him virtually all the top operating people so we're very, very pleased with that.

Fundamentally, all the acquisition activities are on schedule, in fact, some are ahead of schedule. And one of the interesting things that we're doing is cross-sector Lean manufacturing initiatives, we're taking best

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practices in, for example, our Legacy aircraft business where we produce F-18
Super Hornets probably as efficiently as anybody produces airplanes anywhere in the world, and taking some of those skills and remanufacturing and applying them to the recently acquired Litton shipyards.

Amazingly enough, well, you say airplanes are different than ships, but fundamentally, blocking and tackling of the fine Lean production techniques is very much the same.

Just to peel the onion one layer more because there's been a lot of questions about how we do integration, and let's be somewhat sensitive, we don't want to give away all of our secrets because it is something of a competitive advantage for us because Northrop Grumman has been able to do this perhaps better than most.

This is a picture of the electronic system sector as it is now constituted, and it shows by color-coding the recent heritage of what we did and how we put the pieces together. And if you take a look at the color-coding the blue, dark blue is the heritage of Northrop Grumman business which in fact was largely the Heritage Westinghouse business as augmented by Heritage Northrop Grumman Electronics Divisions of Rolling Meadows, Chicago, so in itself represents a number of integrations.

The orange represents the advanced electronics pieces of Litton. As you can see, where pieces fit together we put them together, and on a person-to-person basis we work together to make sure that the best of the breed is put together, best practices. We thoroughly understand the businesses we're acquiring, we try and understand the programs, if there's risks in the program, we try to get the truth as quickly as possible and then proceed and make the changes necessary.

In the case of the third line there, or fourth line which is the navigational systems division, this is a division which consists of all Legacy Litton units, but even in this particular case what we've done is we've eliminated 500 administrative jobs, they're in the process of doing that out of this division, and we are consolidating six facilities down into one single well-packed facility in Woodland Hills, thereby achieving cost synergies and frankly, the benefits proximity and integration.

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What does all this mean? It doesn't mean anything if we're not creating the value. The great part of this story is that it has created enormous shareholder value.

This is a plot that shows the enterprise value of Northrop Grumman. Enterprise value is in the scale of the business. It's the market capitalization which is the value of the stock times the number of shares plus the net debt of the company. And what you can see, and we've plotted the trend line which has no particular regression characteristic to it, but we've shown you that in fact over time this has resulted in a scale up of a company whose enterprise value was less than two billion dollars to one that's in the 14 to 16 range, depending upon whatever the daily stock price is.

And this is really a remarkable story given the fact that we've done this all of the time we've been making the acquisitions. A little deviation from the trend lines have occurred, the peaking occurred when Lockheed made the offer to purchase Northrop Grumman at a fairly significant share price, the share prices, I think, floated together with Lockheed's for a while, and then down at the bottom of that trough is when the deal was basically disapproved by the Department of Defense, Department of Justice, and the company then had to scramble to figure what we were going to do next. And I think it's a remarkable testimony to the management team of the company and, frankly, also to Kent Kresa's leadership that coming out of that situation the company said okay, we can't merge with Lockheed, we're going to forth and be the strongest Northrop Grumman we can be, and the rest of the story you've all followed with us in the last few years.

You're talking about something in the order of 20 to 20-plus percent growth, count on annual growth rate in Enterprise value for this company.

Now, let's look ahead a little bit, we've talked about the past and it's easy to become quite happy about things that you've done well in the past, but let's talk about the future.

For the first time in many years we're looking into a situation where we're going to have a tail wind in the

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marketplace that we're operating in. For those of you who have been following the defense industry, you know that the last eight or ten years have been difficult. It's been a story of declining budgets, consolidating, reducing, laying off people, it's not been a fun time in the industry.

We have a situation in which the realities of the world have re-again asserted themselves, and while we were able over a period of perhaps five to eight years to live off of our inventory of technologies and the deployed assets in the Defense Department, we are now in a position we must recapitalize.

If you take a look at the chart there, we're showing the appropriations and the outlays, and this is a forecast, GEA forecast or GEI forecast, I guess, and you can see that over the period of the downsizing, the appropriations or the green line were lower than the outlays, which means that the leading indication was that things were going to continue to go down.

If you look at what's happened recently, we're now in a situation where the green line, which is appropriations, are higher than the annual outlays which is the leading indicator of things to improve.

If you take a look at President Bush's '03 budget submission, you see three asterisk points there which tend to fall right on the appropriations line. Clearly, Congress will deal with plus-ups and supplementals and there will be gives and takes, but I think there is nobody here that does not believe that there is going to be a significant increase in the next few years because of national need.

We're looking at something of like an eight to nine percent kager, and so far we see that it's playing out as we had expected.

I'm showing here on this chart the areas that we think we're well-positioned in because these are areas that are going to be emphasized in the budget growth. The global power production, improved C4-SR capabilities, the ability to fight asymmetric warfare such as what we're seeing in Afghanistan, systems increasingly bringing systems together to do more complex things using information technology and of course information warfare.

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Now, September 11th was a watershed event that certainly put a punctuation mark on the situation as we saw it. I think absent September 11th, most of the trend information we saw here would have still been the case because we have to, we're going to reinvest and recapitalize the defense assets of the country. September 11th really made it clear to everybody, everybody in the street and certainly everybody in Congress and, of course, re-emphasize with those of us in the industry knew that this is something that has to happen.

If you take a look at the range of likely scenarios for the future as you go into the 21st Century, you see a spectrum of potential threats we're going to have to deal with as a nation, and it ranges all the way from the prospect that peace could break out and we don't need to have weapons we could have plow shares, to the extreme right side where there might be the resurgence of either the Soviet Union or Russia, perhaps a very rapidly resurge in China or newly surgent China, and everything in between.

It has been our view for some time and continues to be our view that the most likely range of scenarios would be somewhere in the range of peacekeeping, counter terrorism, and regional conflict, and certainly the early part of this decade has now played that out.

Now, if you have to have that, the kinds of capabilities that are going to be most important are the ones shown there. You have to be able to have global force projection and precision strike. Those are buzzwords. What does it mean?

It means the ability to fly a B-2 Bomber from Lakeland Air Force Base with JDAMS smart munitions to anyplace in the world without permission at night, in bad weather, and precisely hit the target you want and nothing else. It means the ability to move a carrier to a place without permission because you don't need access to somebody's base, and be able to launch strikes using F-18's or F-35's, joint strike fighters in the future, again precise munitions, guided by precision reconnaissance assets that tell you exactly what you want to do, when you want to do it and be able to in real time change it.

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Surveillance, targeting, survivability are all part of that equation.
Information warfare is going to become increasingly important particularly in our next fight, which will not be with an unsophisticated adversary, be with a sophisticated adversary. And I point out that even Serbia who we don't think of as a world power had a formidable air defense system and formidable information resources and certainly other potential adversaries in the future are going to be more formidable.

Homeland security. A whole new area that people are going to pay serious attention to, we all know why. And finally, missile defense, because if we didn't like an airplane flying into the World Trade Center, we're not going to like a rogue state either launching or threatening us or one of our allies with a true nuclear weapon.

2001 was a truly transformational year for us. As a result of this year's acquisitions and program wins now, we've firmly established the company as profiteer enterprise. We're now the world's largest shipbuilder. Our products excelled in the deployments in Afghanistan, and I can just check off the Northrop Grumman products that played a significant role in Afghanistan.

The Global Hawk, the Joint Stars, the aircraft carriers we had, the fleet assets, the F-18's, the F-14's, The E2-C Hawkeye, the EA-6B anti-jamming aircraft and several others. It's been absolutely remarkable to show that even though this is a war and nobody really anticipated, a counter-terrorist action in Afghanistan, and look at the assets that were brought to bear that are a part of the portfolio of one company, it's truly remarkable.

Now, with the Joint Strike Fighter which is a very significant win for us as part of the Lockheed team and other major wins we've had this year, we think the future is also going to be quite bright. The company is really in the right place at the right time.

Just as a side note and almost a comical note, this is a company started by Jack Northrop who is a premier aeronautical engineer. He was an aerodynamicist's aerodynamicist. In fact, he had his hand in designing planes for Lockheed and Douglas and North American and even Lyon in the old days, personally he was. This

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is a company whose aspiration was to build B-2's and to win the next fighter plane competition, and we now find ourselves as the largest shipbuilder in the world, so, you know, you have a strategy and sometimes other things happen, too.

Now, as a result of all these acquisitions and program wins, the core capabilities are aligned with where we think the needs are going to be going, and this is very important. If you look at the center column, this repeats the key needs that we see for the 21st Century.

The left side reflects the capabilities the corporation now has in its technology, its people, its program experience, and on the right-hand side there's a list of some of the key programs that we have almost all of which are long-term, significant, enduring programs, they're franchise programs and they're the programs that are going to be with us for a long time, they're programs that we're going to see upgrades and improvements.

This is a chart to show you kind of where we've come from qualitatively. In 1993 the company was scaled about five billion as I mentioned earlier. Eighty-two percent of the company was involved in either building airplanes or airplane-related activities. And as I mentioned, the cold war had come to an end and we were facing some very uncertain future times.

What we have today is a company that has a broadly-based portfolio of technologies. It's interesting to note that only about 17 percent of the company's portfolio now is associated with airplanes. We could call this integrated systems, and if you think about it, it's not airplanes in the sense of just bending metal, it's airplanes like Joint Stars which is fundamentally an ISR platform. It's aircrafts like Global Hawk which is a surveillance platform as well as, of course, F-18's and F-35's.

Taking the same pie on the left and then splitting up by customer. Again, the United States Navy has become our largest customer which is a dramatic change for Northrop Grumman in a period of 10 or 11 months. We've always been an air force house, although with the acquisition of Grumman we've brought significant naval

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aviation, now we have naval aviation, shipbuilding, and we are able to build every class of service, subsurface, nuclear, and non-nuclear ship.

With this growth in the company has come a geographic presence which is quite impressive. This gives you an idea of how our 100,000 folks are deployed. We are still largely a United States based company, although, with the acquisition of Litton we are becoming increasingly visible in other parts of the world as well and that's shown under the box that says international locations.

On this chart we have a bullet for most of our principal locations around the country. We are in 44 states. We are the largest private employer of the State of Virginia. The largest private employer in the State of Louisiana. The largest private employer in the State of Mississippi. And we're a major employer with significant presence of course in California, Florida, Maryland, and New York. And this is very important because for two reasons.

One, is we can draw upon talent base around the country, we're not just dependent upon the economics of one local area. And secondly, as you can imagine, it gives us broad-based political support which is very important as we look forward in the future of some of the key programs the company has.

Now, looking forward again, our revenue targets. This is our forward looking projection of revenue growth. We would anticipate doing something between 17 and-a-half and 18 billion dollars in sales this year, 2002. We would project by `03 something on the order of 20 billion, and `04, 22 billion.

I put a hatched line around that to show you that we don't have a perfect crystal ball and it's entirely likely that there will be some potential ups or downs depending upon key programs won or lost, or budget trade decisions or cancellations, but fundamentally, what we see is growth in each of our six sectors and overall growth for the corporation going forward. And I might mention this has nothing to do with any potential acquisition of TRW.

These are the kinds of programs and markets that we're involved in, and I don't really have to go through these

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in any detail, but what you can see, those of you who do follow the industry, I know most of you are pretty close to it, a wide range of very significant platforms that we have, and we stand everything now.

We'd like to do more in space. We do have some space activities with Cybers High and from a sensing standpoint we're air, we're on the ground, we're on the water, and we're under the water, and we have electronics and information technology that pervades everything.

Now, it's great to have a portfolio and it's good to have a strategy and it's fun to show charts, but what the business is all about and what the focus of the company has to be about at the end of the day is running the business is operating the company, and as Chief Operating Officer that's my highest priority.

2001 was a very successful year, and as we look at 2002 we're going to focus, continue to focus on excellent program performance. The company has done a pretty good job in this area over the years and that's one of the things that we differentiate ourselves on, but not every program is perfect and there are always challenging programs, and if you're not having some programs that are struggling it means you didn't reach far enough when you went to get in business, but you've got to execute on what you have.

We've got to win a couple of key programs and I'll show you what those might be, and so we're keeping our eye focused on some important programs for the future. We're focusing a lot on generating cash this year because we all know that there's varieties of accounting in terms of GAP earnings and economic earnings per share and what have you, but ultimately it's the cash that makes the difference. If the cash comes, you know the company is doing well, so we put a lot of focus on cash both in terms of a collection in timeliness, producing inventories, improving our receivables and that sort of thing.

And finally, achieving the cost and revenue synergies that we've laid out for ourselves with the acquisitions which we had this year.

There's a lot of programs in the company, there's probably 15 or 20,000 programs, each of six sectors is

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focused on their programs, they're all important.

I am focused on, and Kent Kresa is focused on a few of them that we think we really have to make sure we get right and if we do the company will do fine. And most of the programs shown on the left-hand side are doing just great, a few have some challenges, they include the startup of the F-35 program which is the Joint Strike Fighter all the way down to making sure that CBN-76 which is the USS Ronald Reagan is delivered on time and that we managed the cost of that very important carrier asset.

On the right-hand side a set of new opportunities that we're pursuing which are important to our future. The DDX program which as you know was reconstituted from the DD-21 program, this is a program which has two teams, a gold team and a blue team. We are leading the gold team, in turns out because of Legacy commitments we've made at the Northrop Grumman side, we're also a very significant player on the blue team, and so we maintain our firewall inside the company and we're doing our best to provide value on both sides of that. No matter who wins that program, there will be significant work for our corporation and there will be significant shipyard work in any event because of the plans to share work on the shipyards.

Deep water is everybody knows a significant new coast guard program. This is re-capitalization of what will be one of the largest Navy's in the world. The assets are old, many of the ships are 30 years old or more. We are on two of the three teams, and again, we're operating here with firewalls in competition.

Joint Stars is looking at a significant upgrade using a new capability called RTIP, Radar Technology Insertion Program, the chief of staff of the Air Force and the secretary have a vision of transforming the old 707 assets into 767 wide-body fleet, and we expect to be part of that in terms of providing sensors and providing integration.

We have a number of international electronics opportunities, we can't disclose where but they're fairly significant and they involve air defense and traffic control systems for countries outside of North America.

We also have a significant opportunity in international IT to do an advanced tactical data link system. And finally, while we have not seen the first RP yet, we are beginning to see the beginnings of the first RP's involving program security, and what's interesting here is it's being viewed as a national emergency and we ought to be viewing this thing as a situation where first movers who move quickly in industry to help solve these problems will benefit themselves and also benefit the nation, so putting a lot of attention there as well. So a lot of things that are coming up that we're focusing on as well.

Let me just say a word about the operating team of this company because it doesn't get done without people and let me just go forward here.

As Roseanne mentioned, Kent and I formed the office of the chairman and we were together, you couldn't write a job description which clearly differentiates what we do, but I put more of my attention on the operational side, and Kent as you all know because you cover him, has been very much involved in the strategic side although we do overlap.

We have six operating sectors, each one headed by a president. Each sector in our corporation is a very significant deal. We have sectors today which are as large as all of Northrop Grumman was just a few years ago. For example, Bob Rizzo, 39 year veteran with the company in Baltimore runs a sector that's about five and-a-half million dollars in size. So this is a company that's made up of companies that run themselves professionally, but in addition, one of the things that we look to do is to find ways to cross-fertilize between them, to share best practices and manufacturing techniques, efficiency techniques, Lean production, and to come together when we need to take, for example, information technology assets and put them on a ship program or electronics on an airplane program, and so you can see in addition the potential synergies we have between our two ship businesses where we are fundamentally buying large quantities of steel and pipe and electrical components and there are in fact operating efficiencies that can be achieved even though we are currently running as separate entities.

It's a good team, behind each of these folks are many more people. One of the exciting things about this company today is the depth of the management talent we have.

Now, I don't know that anybody's interested in this topic but I'll switch to it, anyway, which is the offer we've made to TRW's shareholders.

On Monday we filed our exchange offer with the SEC, we've asked TRW's board to call a special meeting of the shareholder and that's something which is required by Ohio law.

We also filed a lawsuit challenging elements of Ohio's anti-takeover laws, we're offering $47 a share of Northrop Grumman stock with a caller between 103 and $113 for each share of TRW common stock.

The automotive business does not fit with our long range strategy or our vision of the future, it's a good business, it's not our business however, and we expect to sell or spin that business very shortly upon closing, and with an appropriate level of debt so that if it's a spun, it will be a sustainable attractive property.

And we believe that doing this right our debt to total capitalization will be below 40 percent by year-end which is about where we're at today, so we don't anticipate as a result of this any significant incurring of large indebtedness or issues in terms of cash flow.

What would the new company look like with the acquisition of TRW and retention of the pieces we're most interested in which is Aerospace and information systems piece?

Well, clearly, TRW brings outstanding core capabilities in spacecraft systems which would add capability for us, systems level. We, of course, do radars and sensors. Electronic communications, we're strong in electronics, but we're not a communications house. High energy lasers which will be accorded for missile defense and information technologies and architectures.

A combination of Northrop Grumman and TRW would result in a very strong contributor to future satellite systems and missile defense, and it would strengthen the electronic capabilities and other parts of our company. We would become a much stronger competitor to people like Lockheed Martin, Boeing, Systems and EABS. We believe this is a very pro competitive opportunity.

We believe the integration of TRW will be relatively straightforward. We believe it will be considerably simpler than the integration of Litton was because TRW is already much more highly integrated than the elements of Litton were previously.

And finally, the company that we will see coming out of this would have revenues on the order of 26 to 27 billion dollars in '03.

So I'd like to conclude my prepared remarks by just saying that the strategy that we have been following is a robust one and, you know, as Kent once said to me, he said we've sort of got the company on this and we were right and it's turned out well for all of us.

The portfolio programs and technology we have, we have a great business portfolio. We have with a disciplined operating focus, we are keeping our eye on the ball running the company irrespective of where you see the coverage in terms of M and A. The management team is strong and deep, and if we are able to get TRW, it would really nicely round our portfolio, but I would like to emphasize that we do not need TRW and we're certainly not going to acquire TRW enterprise which does not offer a value for our shareholders.

Okay. Well, that concludes my remarks. And I guess I have to show that chart which basically says that if you want to read more about our offering look at our -- what we filed. Okay. With that, I'm prepared to take questions and -- yes, go ahead.

[QUESTION FROM FLOOR]

DR. SUGAR: Space is a place, but, in fact, what do you do in space? You sense, you communicate, and you do logical decisions and a computer's on board and it's part of the whole sequel that's our continuum. It's the piece that we're missing. It's also a systems business which means that we would have -- control large platforms. We don't currently control platforms; we have ships, we have some airplanes, we don't have space platforms, we do provide electronics. So it fits very nicely with this whole sequel as our continuum.

Programs like Cybers High, this is an absolutely essential building block for missile defense. You need to be able to sense missiles, target them accurately and lock them down. This is just sense the sensor decider, shooter continuum, it's just the scale and the stakes are much higher because there's nuclear warheads on these things, so it really does fit together nicely.

Yes?

[QUESTION FROM FLOOR]

DR. SUGAR: Yeah. Let me explain that. We had indicated that over the next five to ten years we should be able to move to a run rate in probably the next three or four years and about 200 million dollars a year savings, annual savings from the acquisition of Newport News.

The most obvious initial benefit has come as a result of closing the corporate office there because we don't need to duplicate corporate functions, we only need operating folks there and that's basically done.

There are significant opportunities for combined purchasing for materials of both ship businesses, buy enormous quantities of steel, piping and other components. So we see efficiencies there. We see efficiencies in IT. We see the ability to take, for example, Newport News is fairly advanced SAP implementation which is coming on line this summer and move that capability to our gulf yards where it would be facing into a very significant cost of doing it ourselves had we not had the benefit of Newport News, so there are dozens of these things which are under way which are being examined and we'll obviously move forward on them.

This is not easy. I mean you don't just snap your fingers. This was not a poorly run shipyard, it was a very well-run shipyard; however, there are advantages of scaling. Yes?

[QUESTION FROM FLOOR]

DR. SUGAR: Northrop Grumman and TRW have had previous discussions about the possibility of combining businesses. I think from both sides of that discussion it was obvious that 5th was very strategic and very compelling, and at Northrop Grumman I think we have disclosed in our filing that we have a discussion as recently as maybe in the last year. Is that right, Steve? Yeah.

And I will tell you that we were in the process of contemplating what moves we might make in terms of approaching TRW management. The departure of Dave certainly created a situation where there was concern on our part regarding the stability of management and the future of the franchise, it appeared, then we might as well just go ahead and approach TRW as we did.

Yes?

[QUESTION FROM FLOOR]

DR. SUGAR: Sure. Let me say that we have been contacted and we believe that there are potential buyers there. We also believe that we have the opportunity to spin the company without a buyer and put on an appropriate level of debt so that it can sustain itself. Beyond that, I really would not like to comment on who or how at this point in time.

[QUESTION FROM FLOOR]

DR. SUGAR: Our concept is to bring TRW in, and, this again, we want to do due diligence. We have not had the opportunity to do due diligence and we need to do that, and if you think about it, we'll have many months to think this through, but our initial thought is that we would take TRW and its operating management which is good management and bring it in as an additional sector of the company prior to reporting to Kent and me or the office of the chairman, and then what we would do is we would figure out then how to proceed, but they have good programs, good management, that part of the business we think is well-run so we'll see as we get into it.

Yes?

[QUESTION FROM FLOOR]

DR. SUGAR: It's always on the table, however, it is not in our plans, we're not basing our financial projections upon the thought that we would acquire more B-2s. I will tell you, though, that there are several hundred million dollars a year of B-2 investment that is going to come to our way because the fleet needs to be upgraded, modernized and also maintained. So while we would certainly welcome an opportunity to reopen the production line, that is not currently in our financial plans.

Yes?

[QUESTION FROM FLOOR]

DR. SUGAR: Is there future opportunities for -- there certainly is. The F-35 Joint Strike Fighter we will have in addition to fire control radar system and the electronic warfare system, hold a very substantial portion of the airplane itself. We're going to build the center fuselage section of that airplane in conjunction with -- integration of -- we'll also do the weapon doors, so there will be considerable, if you call aero structures work within our company.

[QUESTION FROM FLOOR]

DR. SUGAR: Okay. The strengths, again, we think are very significant and the game here is to match up the capabilities we have which we focused in a slightly different direction, traditional defense, with what we think are the emerging needs. Let me give you some examples.

The ability to do large-scale information technology; tracking things, correlating things. Take containers that are coming into ports. Containers are coming into this country every day, hundreds, thousands of them, millions of tons. If you have the ability to do correlation of where they come from what's in them and do certain tests on them from a data processing, you may determine that there's certain ones that should be checked out for higher risk. You don't want to shut down all the ports in the country.

Baggage screening. There is a requirement from Congress to have 100 percent baggage screening in place by the end of this year. This is going to be an enormous effort, it's going to require technology, but it's also going to require systems integration and systems management skills that, frankly, only the most capable aerospace companies really have, especially if they have to do this on a quick basis.

Surveillance of borders. Certainly the deepwater program which is the Coast Guard's modernization program will have not only ships and planes, but people or ISR assets, so that will be an important elements. The use of planes like the Global Hawk, for example, for surveillance could be inappropriate.

There are dozens of electronic sensing technologies in our electronic systems organization which might be potentially useful. So I think we're at the very early stages of what's a pretty exciting set of opportunities in response to a very serious national need, and so I say let's see how this thing plays out, but I'm sure not too far into this year we'll see some very specific examples we can tell you about.

Yes?

[QUESTION FROM FLOOR]

DR. SUGAR: I don't know the answer to that question. I can't speculate yet on how we might combine them, but I can certainly tell you that one of the strengths that the land acquisition brought us, is people who know how to build these things and they work, and it's not an easy business to build UAV's, and so if there in fact is a Legacy program at TRW that involves UAV's, the ability to bring our smart guys together from both sides is probably going to help, and I can't even speculate whether we would restore a program that's been cancelled at this point in time.

In the back of the room. I'm sorry. I can't hear you.

[QUESTION FROM FLOOR]

DR. SUGAR: I'm not sure I can answer that except that I believe most of the steel we buy is domestic for our military shipbuilding. I don't believe we use large quantities of imported steel, but don't hold me to that, but I think that's the answer.

Yes. Right here.

[QUESTION FROM FLOOR]

DR. SUGAR: Well, the offer is what it is. We're not changing the offer. If you are outside the caller, then the price per share to TRW would either proportionally slide lower or if we go above the 113 would in fact proportionally increase.

So it would be sort of what you might call a dead zone between $103 a share and $113 a share where the value will be $47 if we in fact have a share price which drops below that, there will be a small proportional diminution in the value for the -- or conversely, as our share prices rise more, and that's the way it's structured.

Yes?

[QUESTION FROM FLOOR]

DR. SUGAR: It's a good business. It's a business -- for those of you who are not familiar with it, it's a business of about I was thinking a billion or a billion one of sales based on the U.K. that largely supplies equipment to commercial and military aircraft.

Our initial plan is to bring all of TRW in, you know, how we might organize from them, I don't know. Keep in mind we are in the aircraft business so it's not a set of technologies we're not familiar with.

Yes?

[QUESTION FROM FLOOR]

DR. SUGAR: Well, it would certainly do on awful lot to fulfilling whatever Gaps I think we have. There's nothing specific except to say that, you know, anything that involves people -- precision strike, cyber warfare is within the strategy and then the question is, is there a value play for our shareholders by acquiring it, and I would also again emphasize, and I said it in my comments, if it turns out we don't do a deal with TRW, what we have here is a portfolio of enormous capability that we can go forward with quite nicely.

Yes?

[QUESTION FROM FLOOR]

DR. SUGAR: Well, we weren't going to comment on any future potential acquisitions, but we have indicated that there is light space and communications would be useful to us. I wouldn't rule it out, but I wouldn't comment on any specific plans we might have.

Yes?

[QUESTION FROM FLOOR]

DR. SUGAR: Okay. I think that's a little early to say. We haven't had a chance to do due diligence. I think our plan would be to maintain Northrop's corporate headquarters in Las Angeles, I don't think we plan to move our corporate headquarters to Cleveland.

I think that we would determine what functions need to be done in Cleveland in the future and we will look at that at that point in time. Fortunately, we're not dealing with thousands and thousands of people as you know in Ohio, so we'll deal with that when we get to it.

Yes?

[QUESTION FROM FLOOR]

DR. SUGAR: At the end of the previous administration there was a tremendous emphasis on encouraging that. In fact, it became almost a proactive thing from the Department of Defense, John Henry, Jack Hanson and others. I think that there have been a number of successful mergers, generally European companies buying parts of North American defense properties.

If you think about it, the market is largely North America and that's why you see others wanting to come into our market and buy properties here. I think that the current administration, while not cool on it, will not go out of their way to encourage it. I think that they'll be obviously concerned about the acquisition of sensitive national capabilities by foreign entities, so they'll be looked at very carefully, I would imagine. I would not say that we haven't seen the end yet of Trans Atlantic, but I don't think we're going to see a massive rush for everybody marry up across the Atlantic like maybe we thought a year or two ago.

[QUESTION FROM FLOOR]

DR. SUGAR: Okay. The first question is easy, I can't say any more than I've said. We believe there people who would be interested in potential purchase of the business. By spinning it, what I mean is we have an opportunity to consider actually creating a new company of it with its own stock and basically spinning it to our Northrop Grumman shareholders in a proportional amount of new shares for the total company and to put with it an appropriate amount of debt which is consistent with what it requires to manage itself going forward as a viable automotive entity, and so there would literally be a separation of the company and the creation of a new enterprise, that's an option.

Yes?

[QUESTION FROM FLOOR]

DR. SUGAR: We are, like others, examining advanced concepts for long-range strike. Concepts which involve Stealth, greater speed, greater range, and there's a whole variety of studies in that regard. At the moment there is no clear defined acquisition program for a specific bomber like a B-3 bomber or something of that sort, but clearly that's our game.

We built the last one, it was called the B-2. And by the way, it's a pretty good plane and I think it's going to have quite a few legs going forward, so we'll see what develops.

Yes?

[QUESTION FROM FLOOR]

DR. SUGAR: This is a magnificent transformational play in that it would allow us to take the resources of

TRW and put them with other assets which we have which are right in the mainstream of where transformation is going. That's something which is not as readily available to TRW with its current configuration with an auto parts partnership.

We see this as a pro competitive move in that it really is complementary to our current skills and will make us a stronger competitor. We don't see any -- issues, we don't see any anti-trust issues, so we think this may be a fundamental win for the Defense Department and us.

Yes?

[QUESTION FROM FLOOR]

DR. SUGAR: When we have a chance to do due diligence we'll have a better sense of what cost savings will be there. There will be cost savings, we're not proposing this as fundamentally, we'll buy you and we'll slice everything in half and eliminate the people.

What we're looking here is to buy the resource and the people, it is primarily a strategic play as opposed to a cost cutting play, but there will be definitely cost savings.

Yeah?

[QUESTION FROM FLOOR]

DR. SUGAR: The sales projection we have is based upon the current profile. We believe, and I think others believe the nation needs more ships, absolutely needs more ships, and that if there is any wiggle to this, it's probably outside opportunity because if we don't capitalize the Navy, recapitalize it at more than five ships a year, we're not going to have a Navy after several decades, so we're certainly not going to have a 300 ship Navy.

Also, as part of this Navy, recognize we have significant naval aviation assets as well in the portfolio.

I'll take one more, one more question. One more burning question.

[QUESTION FROM THE FLOOR]

DR. SUGAR: We are an information technology company, we have about four billion dollars a year in revenues currently in information technology. We're primarily in defense, also in civil, federal, and some state and local and even some commercial.

We do see this as a growing business for us going forward. If you were to take a look at TRW's capabilities in this area, they're very nicely complementary, lots of similar strengths. The nice thing about this business is that it's such a broad market, such a large market, that there's plenty of room for a consolidation yet, so you'll see this being beneficial to our growth in IT and not in any way a -- okay.

I think with that, I'll just conclude. Thank you all for coming and hearing what I have to say. Thank you.